Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Six months ended June 30, 2015

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

 (Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2015	As of December 31, 2014
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	8	$722,321	$640,891
Restricted cash	8	861	1,987
Available-for-sale securities		—	1,218
Accounts receivable, net of provision for doubtful accounts	9	302,024	355,168
Accounts receivable from related parties	10	39,540	27,386
Expendable spare parts and supplies, net of provision for obsolescence		71,172	65,614
Prepaid expenses		76,107	56,065
Assets held for sale		227	1,369
Deposits and other assets	11	160,433	174,128

Total current assets		1,372,685	1,323,826
Non-current assets:
Available-for-sale securities		1,011	237
Deposits and other assets	11	203,102	218,010
Accounts receivable, net of provision for doubtful accounts	9	63,590	42,407
Accounts receivable from related parties	10	11,247	11,247
Intangible assets		415,418	416,070
Deferred tax assets		24,493	35,664
Property and equipment, net	12	4,241,141	4,128,051

Total non-current assets		4,960,002	4,851,686

Total assets		$6,332,687	$6,175,512

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2015	As of December 31, 2014
Liabilities and equity		(Unaudited)	(Audited)
Current liabilities:
Current portion of long-term debt		$416,027	$458,679
Accounts payable		505,893	547,494
Accounts payable to related parties	10	17,021	13,797
Accrued expenses		145,616	138,262
Provisions for legal claims	21	14,377	14,157
Provisions for return conditions		59,780	61,425
Employee benefits		44,802	49,193
Air traffic liability		493,531	461,118
Other liabilities		57,045	127,496

Total current liabilities		1,754,092	1,871,621
Non-current liabilities:
Long-term debt		2,905,201	2,711,898
Accounts payable		21,446	21,167
Provisions for return conditions		82,832	70,459
Employee benefits		149,459	173,460
Deferred tax liabilities		14,386	15,760
Air traffic liability		88,772	85,934
Other liabilities non-current		13,468	8,466

Total non-current liabilities		3,275,564	3,087,144

Total liabilities		5,029,656	4,958,765

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid-in capital on common stock		234,567	234,567
Additional paid-in capital on preferred stock		469,273	469,273
Retained earnings	24	440,694	355,671
Revaluation and other reserves		24,550	24,550

Total equity attributable to the Company		1,293,707	1,208,684
Non-controlling interest		9,324	8,063

Total equity		1,303,031	1,216,747

Total liabilities and equity		$6,332,687	$6,175,512

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30,
	Notes	2015	2014
		(Unaudited)

Operating revenue:
Passenger		$1,728,428	$1,849,621
Cargo and other		448,581	393,614

Total operating revenue	4	2,177,009	2,243,235

Operating expenses:
Flight operations		33,090	38,553
Aircraft fuel		538,008	672,222
Ground operations		205,347	175,076
Aircraft rentals		162,311	140,181
Passenger services		72,037	73,718
Maintenance and repairs		153,270	113,949
Air traffic		100,819	86,496
Sales and marketing		315,029	304,184
General, administrative and other		85,791	110,666
Salaries, wages and benefits		344,217	342,220
Depreciation and amortization		109,273	86,149

Total operating expenses		2,119,192	2,143,414

Operating profit		57,817	99,821

Interest expense		(78,284)	(56,050)
Interest income		10,484	6,385
Derivative instruments		1,562	3,875
Foreign exchange	6	27,743	(59,354)

Profit (loss) before income tax		19,322	(5,323)

Income tax expense - current	19	(12,859)	(9,261)
Income tax expense - deferred		4,195	4,919

Total income tax expense		(8,664)	(4,342)

Net profit (loss) for the period		$10,658	$(9,665)

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the six months ended June 30
	Notes	2015	2014
		(Unaudited)
Net profit (loss) for the period		$10,658	$(9,665)
Other comprehensive loss:
Items that will not be reclassified to profit or loss in future periods:	14
Actuarial gains (losses)		5,118	(5,724)
Income tax		(1,466)	2,781

		3,652	(2,943)

Items that will be reclassified to profit or loss in future periods:	14
Effective portion of changes in fair value of hedging instruments		79,579	(4,259)
Net change in fair value of available-for-sale securities		3,098	1,572
Income tax		(10,703)	165

		71,974	(2,522)

Other comprehensive income (loss), net of income tax		75,626	(5,465)

Total comprehensive income (loss) net of income tax		86,284	(15,130)

Profit attributable to:
Equity holders of the parent		9,397	(8,377)
Non-controlling interest		1,261	(1,288)

Net profit (loss) for the period		10,658	(9,665)

Total comprehensive income(loss) attributable to:
Equity holders of the parent		85,023	(13,842)
Non-controlling interest		1,261	(1,288)

Total comprehensive income (loss) for the period		$86,284	$(15,130)

Basic and diluted earnings (loss) per share	13
Common stock		$0.01	$(0.01)
Preferred stock		$0.01	$(0.01)

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2015 (Unaudited)

		Common stock		Preferred stock		Additional paid-in capital				Equity attributable to equity holders of the parent	Non- controlling interest	Total equity

	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves

Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747

Net profit		—	—	—	—	—	—	—	9,397	9,397	1,261	10,658

Other comprehensive income for the period	14	—	—	—	—	—	—	—	75,626	75,626	—	75,626

Balance at June 30, 2015 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	440,694	1,293,707	9,324	1,303,031

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2014 (Unaudited)

		Common stock		Preferred stock		Additional paid-in capital				Equity attributable to equity holders of the parent	Non- controlling interest	Total equity

	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

Net loss		—	—	—	—	—	—	—	(8,377)	(8,377)	(1,288)	(9,665)

Other comprehensive loss for the period	14	—	—	—	—	—	—	—	(5,465)	(5,465)	—	(5,465)

Dividends paid	24	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)

Balance at June 30, 2014 (unaudited)		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$298,316	$1,155,636	$5,036	$1,160,672

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

 (In USD thousands)

	For the six months ended June 30,
	2015	2014
	(unaudited)
Cash flows from operating activities:
Net profit (loss) for the period	$10,658	$(9,665)
Adjustments for:
Depreciation, amortization and impairment	109,273	86,149
Share-based payment (income) expense	(593)	821
Loss on disposal of assets	3,057	4,547
Fair value adjustment of financial instruments	3,747	(1,578)
Interest income	(10,484)	(6,385)
Interest expense	78,284	56,050
Deferred tax	(4,195)	(4,919)
Current tax	12,859	9,261
Currency translation adjustment	(27,743)	59,354
Changes in:
Accounts receivable	11,134	(37,042)
Expendable spare parts and supplies	(5,558)	(4,719)
Prepaid expenses	(20,042)	(20,864)
Deposits and other assets	48,793	(23,939)
Accounts payable and accrued expenses	2,138	1,278
Air traffic liability	35,202	59,963
Provisions for return conditions	11,418	37,715
Employee benefits	(7,255)	(30,690)
Income tax paid	(19,072)	(6,136)

Net cash flows provided by operating activities	231,621	169,201
Cash flows from investing activities:
Available-for-sale securities	7,305	(1,692)
Restricted cash	1,125	19,388
Interest received	4,250	6,376
Advance payments on aircraft purchase contracts	(118,359)	(76,351)
Acquisition of property and equipment	(143,643)	(42,287)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

 (In USD thousands)

	For the six months ended June 30,
	2015	2014
	(unaudited)
Investment in certificates of bank deposits	(13,397)	(79,249)
Acquisition of intangible assets	(7,633)	(15,015)
Proceeds from sale of property and equipment	75,658	6,914
Acquisition of investments	(24)	(1,335)

Net cash flows used in investing activities	(194,718)	(183,251)
Cash flows from financing activities:
Proceeds from loans and borrowings	416,804	71,263
Proceeds from issuance bonds	—	250,000
Repayments of loans and borrowings	(288,004)	(155,233)
Payments of financial lease liabilities	—	(5,386)
Dividends paid	—	(38,944)
Interest paid	(71,897)	(53,791)

Net cash flows provided by financing activities	56,903	67,909
Net increase in cash and cash equivalents	93,806	53,859
Net foreign exchange difference	(12,376)	(25,477)
Cash and cash equivalents at beginning of period	640,891	735,577

Cash and cash equivalents at end of period	$722,321	$763,959

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A. and thereafter on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH.

The Company, through its subsidiaries, is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, Copa Airlines, Satena, Sky Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. LifeMiles is designed to retain customers and increase loyalty by offering incentives to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards and earn miles through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of June 30, 2015 and December 31, 2014, Avianca Holdings S.A. had a total fleet of 193 aircraft, consisting of:

	June 30, 2015			December 31, 2014
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	21	16	37	20	17	37
Airbus A-320	31	27	58	31	27	58
Airbus A-321	3	6	9	3	6	9
Airbus A-330	1	10	11	1	11	12
Airbus A330F	6	—	6	6	—	6
Airbus A300F-B4F	4	—	4	4	—	4
Boeing 787	3	2	5	3	1	4
ATR 42	5	2	7	4	5	9
ATR 72	15	—	15	14	—	14
Boeing 767	—	—	—	—	1	1
Boeing 767F	2	1	3	2	1	3
Cessna Grand Caravan	11	—	11	9	—	9
Embraer E-190	10	2	12	10	2	12
Fokker 100	5	—	5	5	—	5

	117	76	193	112	81	193

(2)	Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the six months ended June 30, 2015 were prepared and submitted by Management and authorized for issue by the Audit Committee on August 18, 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3)	New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended December 31, 2014, except for the adoption of new standards and interpretations effective as of January 1, 2015.

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2015. The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 2014. This amendment was not relevant to the Company, since none of the entities within the Company has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010–2012 Cycle

These improvements are effective from July 1, 2014, and the Company has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

-	A performance condition must contain a service condition.
-	A performance target must be met while the counterparty is rendering service.
-	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group.
-	A performance condition may be a market or non-market condition.
-	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

The above definitions are consistent with how the Company has identified any performance and service conditions which are vesting conditions in previous periods, and thus these amendments do not impact the Company’s accounting policies.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IAS 39. This amendment has no impact on the Company.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

-

An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

-

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Company has not applied the aggregation criteria in IFRS 8.12. The Company has determined that it has one operating segment: air transportation, therefore no reconciliation is required.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The Company did not record any revaluation adjustments during the current interim period.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Company as it does not receive any management services from other entities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Annual Improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

-	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3
-	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

The Company is not a joint arrangement, and thus this amendment is not relevant for the Company and its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39. The Company does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or a business combination. This amendment has no impact on Company financial statements.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

(4)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. The Company has determined that it has one operating segment: air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by geographic area for the periods ended June 30, 2015 and 2014 are as follows:

	For the six months ended June 30,
	2015	2014

North America	$331,597	$339,549
Central America and the Caribbean	294,983	249,906
Colombia	956,899	956,673
South America (ex-Colombia)	448,131	544,615
Other	145,399	152,492

Total operating revenue	$2,177,009	$2,243,235

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(6)	Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the six months ended June 30, 2015 and 2014, the Company recognized a net gain of $27,743 and a net loss of $59,354, respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bond issuance. For the six months ended June 30, 2015, the Company recognized a net gain of $24,863 primarily as a result of the liquidation of net monetary assets denominated in Colombian Pesos that resulted in the recognition of realized foreign exchange gains. As of June 30, 2015, the Colombian Peso depreciated 8.1% against the US Dollar when compared to December 31, 2014 exchange rate. For the six months ended June 30, 2014, the Company recognized a net loss of $20,294, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 2.4% compared to the exchange rate as of December 31, 2013.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Despite the uncertainty of the current exchange control in Venezuela, the government has officially announced a new currency system on February 10, 2015 called the Marginal Currency System, or SIMADI, consisting of a mechanism from which both businesses and individuals are allowed to purchase and sell foreign currency at the price set by the market. Under SIMADI, the system known as SICAD II was annulled and combined with the former rate SICAD I, creating a new exchange rate named SICAD exclusively applicable for non-essential goods at which 1.00 USD is exchanged at 12.00 VEF. This rate fluctuated to 12.8 VEF on June 22, 2015 representing a foreign exchange loss of $909. The official exchange rate remains unchanged (1.00 USD = 6.30 VEF) and it is still used for preferential goods only. Despite these events, no relevant changes have occurred as of June 30, 2015 with impact on the accounting treatment applied for the Company’s balances denominated in VEF. The current cash balances are not affected by the new regime and continue to be converted at the exchange rate of $1:VEF6.3 and $1:VEF12.0 as approved by the Venezuelan Government.

The Company still has significant outstanding cash balances in Bolivares, and approvals have been obtained for only a portion of the amounts requested for remittance. The government has offered the Company a proposal that includes outstanding balances from remittances requested in 2013. However, the expected payments and proposed timetable have not been fully agreed as of June 30, 2015.

The Company has available-for-sale instruments in Venezuela denominated in US Dollars such as bonds and TICCs that will be paid in Bolivares at the official exchange rate that remains at US$1:VEF6.3. Once the bonds are paid, the Company is expected to request conversion of these funds at the current SICAD rate. As of June 30, 2015, a net gain of $3,387 has been recorded as a result of the annulment of SICAD II rate of US$1:VEF 49.8 and the maturity of TICCs. In addition, a net fair value loss previously recognized in other comprehensive income of $3,098 was reversed as the cash amounts were collected. As of June 30, 2015, the balance of the remaining available for sale securities amount to $1,011, including $28 of accrued interest, recorded within non–current assets.

During the six months ended June 30, 2015, the Company recorded total losses due to exchange rate changes in Venezuela amounting to $5,904.

(7)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 7.25% and 7.00% as of June 30, 2015 and December 31, 2014, respectively.

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of June 30, 2015 and 2014 and December 31, 2014 are as follows:

	June 30, 2015	June 30, 2014	December 31, 2014

Cash on hand and bank deposits	$706,310	$730,118	$627,040
Demand and term deposits	16,011	33,841	13,851

Cash and cash equivalents	722,321	763,959	640,891
Restricted cash	861	4,150	1,987

Cash and cash equivalents and restricted cash	$723,182	$768,109	$642,878

The carrying amount of cash and cash equivalents held in Venezuela of $262,167 and $279,767 as of June 30, 2015 and December 31, 2014, respectively, is subject to future changes due to the economic instability in Venezuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(9)	Accounts receivables, net of provision for doubtful accounts

Receivables as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014

Trade	$206,730	$254,846
Indirect tax credits	158,953	143,374
Manufacturer credits	2,022	2,207
Employee advances (1)	6,020	5,011
Other	5,731	5,459

	$379,456	$410,897
Less provision for doubtful accounts	(13,842)	(13,322)

Total	$365,614	$397,575

Net current	$302,024	$355,168
Net non-current	63,590	42,407

Total	$365,614	$397,575

(1) Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	June 30, 2015	December 31, 2014

Balance at beginning of the period	$13,322	$14,109
Bad debt expense	5,806	8,409
Write-offs against the allowance	(5,286)	(9,196)

Balance at end of the period	$13,842	$13,322

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties and key management compensation expenses

The following is a summary of related party transactions for the periods ended June 30, 2015 and 2014:

Company	Country	June 30, 2015				June 30, 2014		December 31, 2014
		Receivables	Payables	Revenues	Expenses	Revenues	Expenses	Receivables	Payables
Synergy Aerospace Corp.	Panama	$6,577	$1,272	$—	$—	$732	$—	$1,324	$1,272
SP SYN Participações S.A.	Brazil	23,294	—	539	—	—	—	22,754	—
OceanAir Linhas Aéreas, S.A.	Brazil	19,214	8,587	13,299	1,660	11,312	1,263	13,209	8,611
Corp Hotelera Internac., S.A.	El Salvador	—	58	—	53	—	224	—	245
Empresariales S.A.S.	Colombia	399	79	—	4,813	4	6,396	5	401
Aeromantenimiento, S.A.	El Salvador	81	6,761	—	6,394	—	5,697	211	1,451
Transportadora del Meta S.A.S.	Colombia	89	—	—	—	—	4,596	73	1,464
Aerovias Beta Corp.	Panama	977	—	—	—	—	—	977	—
Other		156	264	—	169	26	929	80	353

Total		$50,787	$17,021	$13,838	$13,089	$12,074	$19,105	$38,633	$13,797

		Receivables	Payables					Receivables	Payables
Short–term		$39,540	$17,021					$27,386	$13,797
Long–term		11,247	—					11,247	—

Total balances with related parties		$50,787	$17,021					$38,633	$13,797

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of June 30, 2015 amounted to $23,294, consisting of $22,644 of principal and $650 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points as of payment date and will be repaid according to the following payment schedule:

Year	Amount
2015	$12,047
2016	11,247

Total	$23,294

Receivable balances as of June 30, 2015 from OceanAir Linhas Aéreas, S.A., include an amount of $9,207 past due which corresponds to payments from aircraft leases.

On March 24, 2015 the Company reached an agreement with Synergy Aerospace Corp. over the debt of OceanAir Linhas Aéreas, S.A. up to $6,468 as of December 31, 2014. The renegotiated debt will bear an interest rate equal to 90 days LIBOR plus 550 basis points and matures on October 2015.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Aerospace Corp.	The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

SP SYN Participações S.A.

Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor. Avianca agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
OceanAir Linhas Aéreas, S.A.

The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 22). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2015 and 2014 amounts to $15,897 and $19,572, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of June 30, 2015 and December 31, 2014 are as follows:

		June 30, 2015	December 31, 2014

Short term:
Deposits with lessors		$78,389	$79,098
Short term investments		35,403	41,631
Margin Call deposits		13,084	37,718
Guarantee deposits		20,037	9,777
Others		4,255	1,700

Sub-Total		151,168	169,924
Fair value of derivative instruments	15	9,265	4,204

Total		$160,433	$174,128

Long term:
Deposits with lessors		$129,684	$144,949
Long term investments - restricted		31,568	32,968
Guarantee deposits		6,733	13,207
Others		31,212	26,886

Sub-Total		199,197	218,010
Fair value of derivative instruments	15	3,905	—

Total		$203,102	$218,010

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event.

Guarantee deposits correspond mainly to amounts paid to suppliers in connection with leasehold of airport facilities, among other service agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(12)	Property and equipment, net

During the six months ended June 30, 2015, the Company acquired one A319, one ATR-72, one ATR-42, and two Cessna. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts.

During the six months ended June 30, 2014, the Company acquired three A319, one A321, one A330F, and three ATR-72. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the six months ended June 30, 2014, the Company sold one ATR-42, and four Fokker-50 aircraft.

As of June 30, 2015 a total amount of $43,335 has been recognized as property and equipment in the course of construction.

A total amount of $12,686 recognized as of June 30, 2015 as property and equipment in the course of construction corresponds to the Aviation Center Project consisting of hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms being built in adjacent areas to the José María Córdova International Airport. The project, of an estimated cost of $42,287, due date for completion is set for December 31, 2015, except an extension of the term is agreed by the contracting parties. The disbursement schedule consists of a 30.0% upfront payment, monthly consecutive installments of $2,749 equal to 65.0% of the total investment and a final payment for the remaining 5.0% of project value.

As of June 30, 2015 within the total amount of property and equipment in the course of construction $27,653 corresponds to the Center of Operational Excellence Building (CEO), located near Bogota’s El Dorado International Airport. This new facility will serve as an educational training center for pilots, flight attendants and technicians, as well as for the rest of employees from different administrative areas. The project, of an estimated cost of $40,028, will be approximately 26,600 square meters and is currently scheduled to be in operation by 2016. As of June 30, 2015, the Company had future commitments related to the completion of the CEO in the amount of $12,375.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2014 and June 30, 2015, and December 31, 2013 and June 30, 2014 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$335,898	$4,906,874
Additions	61,613	50,986	20,664	118,359	40,031	291,653
Disposals	(38,875)	(8,507)	(7,359)	(32,249)	(4,477)	(91,467)
Transfers	38,596	—	(12,453)	(38,596)	12,453	—

June 30, 2015	$3,911,985	$320,656	$178,529	$311,985	$383,905	$5,107,060

Accumulated depreciation:
December 31, 2014	477,249	190,271	23,382	—	87,921	778,823
Additions	61,271	27,759	1,626	—	10,436	101,092
Disposals	(1,973)	(7,608)	(3,665)	—	(750)	(13,996)

June 30, 2015	$536,547	$210,422	$21,343	$—	$97,607	$865,919

Net balances:
December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$247,977	$4,128,051

June 30, 2015	$3,375,438	$110,234	$157,186	$311,985	$286,298	$4,241,141

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2013	$2,813,210	$209,754	$139,091	$409,314	$325,427	$3,896,796
Additions	213,003	38,936	10,658	76,351	12,064	351,012
Disposals	(6,208)	(12,365)	(3,727)	—	(2,460)	(24,760)
Transfers to assets held for sale	(16,594)	—	—	—	(3,970)	(20,564)
Transfers	132,675	—	—	(132,675)	—	—

June 30, 2014	$3,136,086	$236,325	$146,022	$352,990	$331,061	$4,202,484

Accumulated depreciation:
December 31, 2013	396,034	152,738	16,676	—	97,990	663,438
Additions	46,602	22,487	3,575	—	7,179	79,843
Disposals	(4,430)	(10,363)	(901)	—	(1,980)	(17,674)
Transfers to assets held for sale	(11,594)	—	—	—	—	(11,594)

June 30, 2014	$426,612	$164,862	$19,350	$—	$103,189	$714,013

Net balances:
December 31, 2013	$2,417,176	$57,016	$122,415	$409,314	$227,437	$3,233,358

June 30, 2014	$2,709,474	$71,463	$126,672	$352,990	$227,872	$3,488,471

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(13)	Earnings per share

The calculation of basic and diluted earnings (loss) per share at June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014
Net profit (loss) attributable to Avianca Holdings S.A.	$10,658	$(9,665)

Weighted average number of ordinary shareholders
(in thousands of shares)
Common stock	660,800	665,800
Preferred stock	336,187	331,187

Basic and diluted profit (loss) per share
Common stock	$0.01	$(0.01)
Preferred stock	$0.01	$(0.01)

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(14)	Other comprehensive income

The movement of other comprehensive income from December 31, 2014 to June 30, 2015 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$ 12,678	$683	$7,444	$24,550	$(93,029)
Other comprehensive income (loss) in the period	79,579	3,098	5,118	(10,023)	(680)	(1,466)	—	75,626

As of June 30, 2015	$(19,319)	$—	$(31,270)	$ 2,655	$3	$5,978	$24,550	$(17,403)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The movement of other comprehensive income from December 31, 2013 to June 30, 2014 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)
Other comprehensive (loss) in the period	(4,259)	1,572	(5,724)	(296)	461	2,781	—	(5,465)

As of June 30, 2014	$10,092	$1	$(58,551)	$(2,051)	$758	$12,464	$28,857	$(8,430)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	For the six months ended June 30,
	2015	2014
Cash flow hedges:
Reclassification during the year to profit or loss	$80,343	$(2,625)
Effective valuation of cash flow hedges	(764)	(1,634)

	$79,579	$(4,259)

Fair value reserves:
Valuations of available-for-sale investments	$3,098	$1,572

	$3,098	$1,572

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(16,576)	$565
Temporary differences within OCI	5,873	(400)

	$(10,703)	$165

(15)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of June 30, 2015 and December 31, 2014 are the following:

	June 30, 2015	December 31, 2014
Cash flow hedges – Assets
Fuel price hedges	$13,170	$4,204

Total	$13,170	$4,204

Cash flow hedges – Liabilities
Fuel price hedges	$42,372	$110,084

Total	$42,372	$110,084

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other liabilities in the Interim Condensed Consolidated Statement of Financial Position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$13,170	$13,170
Liabilities	$42,372	$42,372

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2015 and 2014, a net gain (loss) relating to the hedging instruments of $79,579 and $(4,259), respectively is included in other comprehensive income.

(16)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of June 30, 2015 and December 31, 2014 are the following:

	June 30, 2015	December 31, 2014
Derivatives not designated as hedges – Liabilities:
Derivate contracts of foreign currency	$814	$578
Derivative contracts of interest rate	3,584	5,893

Total	$4,398	$6,471

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(17)	Offsetting of financial instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of June 30, 2015 and December 31, 2014, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(18)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of June 30, 2015 are as follows:

	June 30, 2015
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$1,011	$1,011
Derivative instruments	13,170	13,170

	$14,181	$14,181

Financial liabilities
Short-term borrowings and long-term debt	$3,321,228	$3,343,887

Derivative instruments	46,770	46,770

	$3,367,998	$3,390,657

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2014 are as follows:

	December 31, 2014
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$1,455	$1,455
Derivative instruments	4,204	4,204

	$5,659	$5,659

Financial liabilities
Short term borrowings and long-term debt	$3,170,577	$3,200,729
Derivatives instruments	116,555	116,555

	$3,287,132	$3,317,284

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods:

(a)

The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(d)

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)

The Frequent flyer liability is included in the Interim Condensed Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2015, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 15 and 16)
Aircraft fuel hedges	—	13,170	—	13,170
Available-for-sale securities	—	1,011	—	1,011
Assets held for sale	—	227	—	227
Revaluated administrative property	—	77,946	—	77,946

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 15 and 16)
Aircraft fuel hedges	—	42,372	—	42,372
Foreign currency derivatives	—	814	—	814
Interest rate derivatives	—	3,584	—	3,584
Frequent flyer liability	—	155,789	—	155,789

Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	3,343,887	—	3,343,887

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2014, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 15 and 16)
Aircraft fuel hedges	—	4,204	—	4,204
Available-for-sale securities	—	1,455	—	1,455
Assets held for sale	—	1,369	—	1,369
Revalued administrative property	—	78,442	—	78,442

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 15 and 16)
Aircraft fuel hedges	—	110,084	—	110,084
Foreign currency derivatives	—	578	—	578
Interest rate derivatives	—	5,893	—	5,893
Frequent flyer liability	—	150,760	—	150,760

Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	3,200,729	—	3,200,729

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(19)	Income tax expense

The major components of income tax expense for the six months period ended June 30, 2015 and 2014 are as follows:

Consolidated income statement

	For the six months ended June 30,
	2015	2014
Current income tax:
Current income tax charge	$12,859	$9,261
Deferred tax expense:
Related to origination and reversal of temporary differences	(4,195)	(4,919)

Income tax expense reported in the income statement	$8,664	$4,342

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$(12,169)	$(2,946)

The total income tax expense results primarily from taxes levied on Tampa Cargo S.A.S. in Colombia. The consolidation of this subsidiary along with others in Avianca Holdings S.A. has a material effect on the effective tax rate of the Company as certain of these subsidiaries have significant losses, especially during the six months ended June 30, 2015.

(20)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption and COP$ 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$ 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of June 30, 2015, active beneficiaries have been awarded with 11,901,731 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March, 15 2012-2013 and March 15, 2013-2014. Total awards to be redeemed as of June 30, 2015 equal to 11,421,706.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25.0%	From March 16, 2013 through March 15, 2018

March 15, 2014	25.0%	From March 16, 2014 through March 15, 2019

March 15, 2015	25.0%	From March 16, 2015 through March 15, 2020

March 15, 2016	25.0%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25.0%	From November 7, 2014 through November 6, 2019

November 6, 2015	25.0%	From November 7, 2015 through November 6, 2020

November 6, 2016	25.0%	From November 7, 2016 through November 6, 2021

November 6, 2017	25.0%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of June 30, 2015 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

For the valuation as of June 30, 2015, the Turnbull-Wakeman model uses several inputs including:

-	Expected term of 1.35 to 5.10 years
-	Time in averaging period of 0.08 years
-	Stock price of COP$3,350 in the Colombian Stock Exchange and $10.24 in the New York Stock Exchange
-	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards
-	Risk free rate of 0.67% to 4.73%
-	Dividend yield of 2.24%
-	Volatility of 24.78% to 29.37%

For the valuation as of June 30, 2014, the Turnbull-Wakeman model uses several inputs including:

-	Expected term of 1.85 to 5.85 years
-	Time in averaging period of 0.08 years
-	Stock price of COP$ 3,830 in the Colombian Stock Exchange and $16.05 in the New York Stock Exchange
-	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards
-	Risk free rate of 0.67% to 4.73%
-	Strike price of $15 for the New Awards in all tranches
-	Risk free rate of 0.69% to 5.37%
-	Dividend yield of 1.96%
-	Volatility of 23.99% to 32.6%

Since Avianca Holdings S.A. has a public traded history of approximately three and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1 of the awards issued on March 15, 2012, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income (expense) of the Share Plan Awards for the period ended June 30, 2015 and 2014 was $593 and $ (821), respectively which has been recognized within operating profit. As of June 30, 2015 and December 31, 2014, $603 and $1,256, respectively, are reflected as current liabilities on the Comprehensive Statement of Financial Position.

(21)	Provisions for legal claims

As of June 30, 2015 and December 31, 2014, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $14,377 and $14,157 respectively. These claims have been accrued for in the Interim Condensed Consolidated Statement of Financial Position within “Provisions for legal claims”.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of June 30, 2015 and December 31, 2014, these contingencies amount to a total of $68,855 and $74,567 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $30,291 as of June 30, 2015 and $35,316 as of December 31, 2014.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(22)	Future aircraft leases payments

The Company has 76 aircraft under operating leases with an average remaining lease term of 40 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft

Less than 1 year	$270,676
Between 1 and 5 years	636,117
More than 5 years	151,951

$1,058,744

The Company has eight spare engines under operating leases for its E190 and A320 family aircraft. Future operating lease commitments are as follows:

Engines

Less than 1 year	$2,974
Between 1 and 5 years	1,604

$4,578

As of June 30, 2015, the Company had three Airbus A319, one Airbus A330F, and five Fokker 100 under operating lease to OceanAir Linhas Aéreas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft

Less than 1 year	$22,740
Between 1 and 5 years	89,055
More than 5 years	54,661

$166,456

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(23)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 148 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2015 and 2024.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 10 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2015 and 2019 as well as 10 purchase options.

ATR - The Company has up to 15 purchase options.

Other – The Company has eight firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of June 30, 2015, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total

Advance payments	$164,722	$162,019	$256,775	$241,022	$689,853	$1,514,391
Aircraft acquisition Commitments	$1,443,526	$1,088,153	$1,695,338	$2,167,193	$10,545,817	$16,940,027

(24)	Dividends paid

The following dividends were paid by the Company during the six months ended June 30, 2015 and 2014:

	June 30,
	2015	2014
COP$75/approximately $4 cents per ordinary share to be paid in US$	$—	$25,865
COP$75/approximately $4 cents per preferred share to be paid in COP$		13,079

Total	$—	$38,944

Dividends of US$0.06691 per share were declared in April 2015 and will be paid no later than October 31, 2015 based on profits for the year 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013.

(25)	Debt covenants

As of June 30, 2015 and December 31, 2014 the Company did not comply with certain debt covenants, however, the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(26)	Accounts classification

Starting July 1, 2014, the Company implemented the first phase of its new ERP System (Enterprise Resource Planning System). This change harmonized and improved the chart of accounts across the organization, which allows the Company to better monitor and allocate its operational costs. The new chart of accounts resulted in the reclassification of certain line items within operating expenses and was applied retrospectively from January 1, 2014. The necessary information to reclassify June 30, 2014 operating expenses under the new chart of accounts was not available.

These reclassifications had no material impact on the key line items in the Company’s income statements such as operating revenue, operating profit, profit before tax or net profit.

(27)	Subsequent events

Partnership with Advent International

On August, 2015 Avianca Holdings S.A. and Advent International (“Advent”), one of the largest and most experienced global private equity investors, signed a definitive agreement pursuant to which Advent acquired a 30% minority shareholding interest in LifeMiles B.V. In connection with this transaction Avianca Holdings received total proceeds for $349,700, which includes a cash dividend from LifeMiles of $41,000; and will maintain a 70% shareholding interest in LifeMiles B.V.

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